Contact

www.linkedin.com/in/
stephanieannlee (LinkedIn)

Top Skills

Political Campaigns

Grassroots Organizing

Strategic Communications

Honors-Awards

40 Under 40 Leadership Award
Honoree

2023 Mental Health and Beauty
Gamechanger

Stephanie Lee

CEO + Founder of selfmade, the first emotionally intelligent personal
care brand | Fmr Michelle Obama Staffer @ White House + MAC
Cosmetics
Occidental, California, United States

Summary

Stephanie has more than decade's worth of experience as a leader
across very different industries: from politics, government to beauty
and consumer goods. Previous to traveling the world, she worked
in product development and innovation at MAC Cosmetics and as
a former staffer in Office of First Lady Michelle Obama at the White
House.

After experiencing a personal mental health crisis and years of
therapy, Stephanie is leveraging her affinity for social impact,
creative problem solving and emotional wellbeing to selfmade.

"Stephanie Lee is not your average brand owner. Instead of relying
on precalculated answers, she speaks with vulnerability, relatability,
and honesty." - Beauty Matter

"It's not often we see a brand come into the beauty space with a
clear goal beyond just creating products. Stephanie Lee, founder of
SELFMADE, a budding skincare line that merges mental health with
beauty, is here to change that." - Paper Mag

"It's clear Stephanie has always had fierce energy inside her. From
the little voice inside her head reminding her that she was worthy, to
the confidence to build a brand that holds space and has the ability
to connect us all, her fierce energy knows no bounds." - Very Good
Light

Seen on Vogue, Glamour Fashionista, Stylecaster, Business Insider,
Beauty Independent and more.

_____

Experience

selfmade

CEO + Founder
August 2019 - Present (4 years)

Founded in 2020, selfmade is a ritual-based beauty brand that connects clean, sustainable products with the human pursuit of self-exploration. The collection of face and body essentials is linked to online resources and a proprietary wellbeing app, creating opportunities for awareness and evolution alongside a vibrant, connected, and secure community.

selfmade strives to infuse daily moments with conscious agency, creating an environment where curiosity and conversation can thrive. Through the formation of intentional habits, our product routine nurtures not only the physical self but also inspires confidence and worthiness.

beselfmade.co

wildtype: the beauty of the human condition
Founder + Chief Storyteller
April 2018 - August 2019 (1 year 5 months)

I quit my corporate job and traveled around the world and the US for 9 months solo to push my comfort zone, explore mental and emotional wellbeing and make amazing memories. In 2018, I founded wildtypebeauty.com to share stories in effort to de-stigmatize mental health and wellness, get real about self care and be vulnerable. wildtype is a collection of personal essays that are un/curated, un/filtered and un/chronological. They are written purposefully with the real and the raw along the peaks of joy and inspiration.

wildtype exists simply to let you know you're not alone.

wildtypebeauty.com

MAC Cosmetics
Global Product Innovation + Development
January 2015 - September 2018 (3 years 9 months)
Greater New York City Area

Self
Strategic Brand Consultant
December 2010 - September 2018 (7 years 10 months)
Greater New York City Area

The Estée Lauder Companies Inc.
ELC Ventures + Omnichannel Senior Presidential Associate
January 2014 - December 2014 (1 year)
Greater New York City Area

The White House
3 years 5 months

Director, Office of the First Lady Michelle Obama
May 2012 - December 2013 (1 year 8 months)
Washington, DC

Special Assistant to the Chief of Staff for the First Lady Michelle Obama
August 2010 - April 2012 (1 year 9 months)
Washington, DC

U.S. Department of Housing and Urban Development
Public Engagement Manager, Office of the Secretary
April 2009 - August 2010 (1 year 5 months)
Washington, DC

2009 Presidential Inaugural Committee
Special Projects Manager, Office of Chief of Staff
December 2008 - March 2009 (4 months)
Washington, DC

Obama for America
Field Organizer
March 2008 - November 2008 (9 months)
Greenville, NC & Prince William Co., VA

MAC Cosmetics
Makeup Artist & Product Specialist
October 2005 - June 2008 (2 years 9 months)
Greenville, NC & Raleigh, NC

_____

Education

East Carolina University
Bachelor of Arts (B.A.), Communication, Public Relations · (2004 - 2008)

Athens Drive High School

· (2000 - 2004)